Filed by Hewitt Associates, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Commission File No. for Registration Statement

on Form S-4: 333-168320

Aon Hewitt Merger Client Briefing #2: Week of August 23, 2010

Guidance for Client-facing Associates/Colleagues

For this week’s client briefing, please update your key client contacts on the new Aon Hewitt senior leadership team appointments. Below you’ll find a set of talking points you can use for those discussions. We are not yet making any public announcements about these leadership appointments, so it’s up to you to keep your client informed about our progress on the integration (provided in last week’s briefing) and some of the key decisions they will care about, such as our new leadership team. Over the next several weeks, we will be announcing the leadership teams for our three global businesses: HR Consulting, Benefits Administration, and HR Business Process Outsourcing. We’ll be sure to keep you informed.

As always, tailor the basic messages below to address issues that will be of most interest to your client. The goal of these briefs is to help you keep a regular cadence of conversations so that clients feel informed along the way. It is important that you avoid speculating on future decisions or timing.

Thanks for staying focused on our clients and keeping them informed of our progress.

In this Edition

¡	Introduction of new leadership team

¡	Bios for each leader if needed for background

For Your Client Discussions: Client Talking Points

¡	I promised to keep you informed of the latest developments in the Aon Hewitt merger as we work through the transition period.

¡	Today, Aon’s CEO, Greg Case, announced the senior leadership team for the new organization.

¡	The Aon Hewitt leadership team brings a balance of the best talent from both organizations.

¡

As announced earlier, Russ Fradin, current Chairman and CEO of Hewitt, will serve as the Chairman and CEO of Aon Hewitt. Russ has led a remarkable transformation since joining Hewitt four years ago. He led the team to deliver impressive financial results even in the face of a global recession—improving client satisfaction and associate engagement levels at the same time.

¡	Business Segment Leaders

—	Baljit (Bal) Dail will become CEO of our Consulting business. He is currently the CEO of Aon Consulting and COO of Aon Benfield. In their current roles as heads of their respective consulting businesses, Eric Fiedler, Kathryn Hayley, and Yvan Legris are working closely with Bal to identify the global leadership team for Aon Hewitt Consulting. The team will be comprised of both regional and global practice leaders.

—	Kristi Savacool will become CEO of the Benefits Administration business. Kristi is currently Senior VP of Large Market Benefits Outsourcing for Hewitt.

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—	Jim Konieczny will become CEO of the HR Business Process Outsourcing (BPO) business. Jim is currently President of HR BPO for Hewitt.

¡	An exceptional group of functional leaders will support the business segment leaders. This group will have dual reporting relationships to both Russ and to their aligned corporate Aon leader.

—	Greg Besio, Aon’s Chief Administrative Officer, is leading the overall Aon Hewitt integration. Greg will remain a member of the Aon Executive Committee.

—	Scott Ordway, currently VP of Finance and Operations for Aon, will become the CFO of Aon Hewitt.

—	David Baruch, currently the CIO of Hewitt, will become the CIO of Aon Hewitt.

—	Neela Seenandan, currently Global Head of HR for Aon Benfield, will become Global Head of HR for Aon Hewitt.

—	Mark Sproat, currently the Associate General Counsel for Hewitt Outsourcing, will become the General Counsel of Aon Hewitt.

¡	As a group, these leaders will bring a strong global orientation to Aon Hewitt.

¡	They possess an impressive depth of experience delivering the broad range of services we will bring to market.

—	As is typical in a merger of this size, some valued leaders will transition to new roles and others will pursue opportunities on the outside once the transaction is complete.

—	Tracy Keogh, Hewitt’s current global head of HR, will take a senior position with the Aon Corporate Human Resources leadership team reporting to Jeremy Farmer, Aon’s Global Head of HR.

—	Vince Coppola, current COO for Hewitt Consulting, will join the Integration Leadership Team and will assume overall responsibility for coordinating Hewitt’s integration activities.

—	Rob Schriesheim, Hewitt’s CFO; Steven Kyono, Hewitt’s General Counsel; and Jay Rising, Hewitt’s President of Benefits Outsourcing, plan to leave the firm upon the successful completion of the transaction. Each has played a unique role in Hewitt’s impressive history and Russ and I are both extremely grateful for all they have done to get us to this historic place.

¡	The excitement between both the Aon and Hewitt teams is building as we move closer to joining forces.

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¡	We have cleared SEC and U.S. Hart-Scott-Rodino antitrust processes on the transaction and are working closely with the authorities in Canada and Europe as they complete their reviews.

¡	The shareholder vote for both companies is set for September 20. We are still working towards our November close date, but plan to be fully prepared if it is possible to close sooner.

¡

Our teams are excited to be a part of a truly global enterprise that can offer clients an even broader set of global consulting and outsourcing services to address an increasingly complex set of challenges.

¡	I’ll continue to share news with you as I have it.

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposal to adopt the merger agreement; the failure of the stockholders of Aon Corporation (“Aon”) to approve the proposal to approve the issuance of shares of Aon common stock to Hewitt stockholders in the merger; the loss of key Aon or Hewitt employees following the merger; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships with customers, partners and others; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could impact revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; changes in the funding status of Aon’s various defined benefit pension plans and the impact of any increased pension funding resulting from those changes; Aon’s ability to implement restructuring initiatives and other initiatives intended to yield cost savings, and the ability to achieve those cost savings; the impact on risk and insurance services commission revenues of changes in the availability of, and the premium insurance carriers charge for, insurance and reinsurance products, including the impact on premium rates and market capacity attributable to catastrophic events; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies, including potential liabilities arising from error and omissions claims against Aon or Hewitt; the extent to which Aon and Hewitt retain existing clients and attract new businesses; the extent to which Aon and Hewitt manage certain risks created in connection with the various services, including fiduciary and advisory services, among others, that Aon and Hewitt currently provide, or will provide in the future, to clients; the impact of, and potential challenges in complying with, legislation and regulation in the jurisdictions in which Aon and Hewitt operate, particularly given the global scope of Aon’s and Hewitt’s businesses and the possibility of conflicting regulatory requirements across jurisdictions in which Aon and Hewitt do business; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-

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looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed merger, Aon filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Aon. The joint proxy statement/prospectus was mailed to Aon stockholders and Hewitt stockholders on or about August 19, 2010. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they contain and will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed by Aon with the SEC and will be contained in other relevant materials to be filed by Aon or Hewitt with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.

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